UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hyatt Hotels Corporation

(Name of Issuer)
Class A Common Stock, $0.01 par value

(Title of Class of Securities)
448579102

(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Long Pond Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,275,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,275,644
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,275,644
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON PN,IA

CUSIP No. 448579102	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Long Pond Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,275,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,275,644
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,275,644
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON OO, HC

CUSIP No. 448579102	SCHEDULE 13G/A	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS John Khoury
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,275,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,275,644
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,275,644
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4(b))
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 448579102	SCHEDULE 13G/A	Page 5 of 8 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the "Schedule 13G") is being filed on behalf of Long Pond Capital, LP, a Delaware limited partnership ("Long Pond LP"), Long Pond Capital GP, LLC, a Delaware limited liability company ("Long Pond LLC"), and John Khoury, the principal of Long Pond LP, relating to Class A Common Stock, $0.01 par value ("Common Stock"), of Hyatt Hotels Corporation (the "Issuer").

This Amendment relates to the Common Stock of the Issuer purchased by Long Pond LP through the accounts of certain private funds (collectively, the "Funds"). Long Pond LP serves as the investment manager to the Funds and may direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds. Long Pond LLC serves as the general partner of Long Pond LP and may direct Long Pond LP to direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1.	(a) Name of Issuer

Hyatt Hotels Corporation

(b) Address of Issuer’s Principal Executive Offices

71 South Wacker Drive, 12th Floor

Chicago, Illinois 60606

Item 2.	(a) Name of Person Filing

 Long Pond Capital, LP ("Long Pond LP"), Long Pond Capital GP, LLC ("Long Pond LLC") and John Khoury.

(b) Address of Principal Business Office, or, if none, Residence

527 Madison Avenue, 15th Floor

New York, NY 10022

(c) Citizenship

Long Pond LP is a limited partnership organized under the laws of the State of Delaware. Long Pond LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Khoury is the principal of Long Pond LP and is a Canadian citizen.

(d) Title of Class of Securities

Class A Common Stock, $0.01 par value

(e) CUSIP No.:

448579102

CUSIP No. 448579102	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant toRule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 448579102	SCHEDULE 13G/A	Page 7 of 8 Pages

 Item 4. Ownership

(a) Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 2,275,644 shares of the Common Stock.

(b) Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 6.7% of the outstanding shares of the Common Stock. This percentage is determined by dividing 2,275,644 by 23,611,575, the number of shares of the Common Stock issued and outstanding as of October 28, 2016, as reported in the Issuer's most recent Form 10-Q filed on November 3, 2016.

(c) Long Pond LP, as the investment manager of the Funds, may direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds. Long Pond LLC, as the general partner of Long Pond LP, may direct it to direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 2,275,644 shares of the Common Stock held by the Funds.

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 448579102	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

LONG POND CAPITAL, LP

By: Long Pond Capital GP, LLC, general partner

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

LONG POND CAPITAL GP, LLC

By:	/s/ John Khoury
	Name:	John Khoury
	Title:	Authorized Person

By:	/s/John Khoury
	Name:	John Khoury